UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

03010668

NO ACT
P.E 3-5-03
132-2332

DIVISION OF
CORPORATION FINANCE

March 5, 2003

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary
J.P. Morgan Chase & Co.
270 Park Avenue, Floor 35
New York, NY 10017-2070

Act 1934
Section
Rule 14A-8
Public Availability 3/5/2003

Re: J.P. Morgan Chase & Co.

Dear Mr. Horan:

This is in regard to your letter dated March 5, 2003 concerning the shareholder proposal submitted by the Massachusetts Carpenters Pension & Annuity Funds for inclusion in J.P. Morgan Chase's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that J.P. Morgan Chase therefore withdraws its January 8, 2003 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

PROCESSED
MAR 12 2003
THOMSON
FINANCIAL

Sincerely,

Gail A. Pierce

Gail A. Pierce
Attorney-Advisor

cc: Edward J. Durkin
Corporate Governance Advisor
United Brotherhood of Carpenters and Joiners of America
Carpenters Corporate Governance Project
101 Constitution Avenue, N.W.
Washington, DC 20001

CRGH

JPMorganChase

Anthony J. Horan

Corporate Secretary
Senior Vice President
Office of the Secretary

January 8, 2003

Via Electronic Mail

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Omission of Stockholder Proposal by J.P. Morgan Chase & Co.
Pursuant to Rule 14a-8: United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

On behalf of J.P. Morgan Chase & Co. (the "Company"), a Delaware corporation, and pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, I hereby notify the Securities and Exchange Commission that the Company intends to omit from its notice of meeting, proxy statement and form of proxy (the "Proxy Materials") for its 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to the Company by United Brotherhood of Carpenters and Joiners of America, (The "Proponent"), by letter dated November 21, 2002 (the "Proposal"). The Proposal is attached hereto at Exhibit A.

The Company intends to omit the Proposal in accordance with Rule 14a-8(i)(3).

Our 2002 Annual Meeting of Stockholders is scheduled to be held on May 20, 2003, and we currently intend to mail to stockholders definitive proxy materials for the meeting on or about March 31, 2003. Accordingly, this filing complies with Rule 14a-8(j)(1). I am the Secretary of the Company.

We are simultaneously providing the Proponent with a copy of this letter and notifying the Proponent of our intention to omit the Proposal from our Proxy Materials, in accordance with Rule 14a-8(j). A copy of this letter has been e-mailed to *cfletters@sec.gov* in compliance with the instructions found at the Commission's website and in lieu of our providing six additional copies of this letter pursuant to Rule 14a-8(j)(2).

J.P. Morgan Chase & Co. • 270 Park Avenue, Floor 35, New York, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

The Proposal is "False and Misleading"– Rule 14a-8(i)(3)

The Proposal recommends that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level. The Proponent has also included several statements in support of this Proposal.

The Company believes that the following supporting statements may be excluded in their entirety under Rule 14a-8(i)(3) because they are contrary to the Commission's proxy rules, which prohibit the inclusion of statements in the proxy materials that are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements therein not false or misleading. See Pharmacia Corporation (available March 7, 2002). The Company recognizes that the Staff does permit the exclusion of an entire proposal if the "proposal and supporting statement will require detailed and extensive editing in order to bring them in compliance with the proxy rules." Division of Corporate Finance, Staff Legal Bulletin No. 14 (available July 13, 2001). Although we believe that the Proposal submitted to the Company is so compromised by false and misleading statements that the revisions that would be necessary to bring the Proposal into compliance with the Commission's proxy rules are simply not minor in nature, in light of the Staff's recently expressed view on two substantially similar Proposals, we request that the following supporting statements be excluded in their entirety pursuant to Rule 14a-8(i)(3). See Tyco International Ltd. (available December 16, 2002); and Hewlett-Packard Company (available December 27, 2002).

First, the first paragraph of the supporting statement contains several sentences that are misleading because they lack any cited authority or source references. The Proposal includes the following unsubstantiated supporting statements:

- "While salaries and bonuses compensate management for short-term results, the grant of stock and stock-options has become the primary vehicle for focusing management on achieving long-term results."
- "Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited."
- "It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary performance."

As presented, these statements are uncorroborated statements of fact and they should be revised to make it clear to our stockholders that they are the Proponent's opinion. Alternatively, if they are someone else's opinion, then the sentences should be revised to include proper documentation or citation authority. As drafted they are misleading because a stockholder would be forced to make certain assumptions regarding both stock option grants generally, and the Proponent's proposed executive compensation structure in particular. In addition, the Staff recently directed that these identical statements contained in proposals submitted to the Hewlett-Packard Company and Tyco International Ltd. be revised to include specific source authority or recast as the Proponent's opinion. The Staff directed the proponent in two recent No-Action Letters to "provide factual support in the form of a citation to a specific source for the sentence that begins "While salaries and bonuses compensate ..." and ends "... achieving long-term results"; recast the sentence that begins "Unfortunately, stock option grants ..." and ends "... well beyond those merited" as the proponent's opinion; recast the sentence that begins "It has become abundantly clear ..." and ends "... extraordinary company performance" as the proponent's opinion." See Tyco International Ltd. (available December 16, 2002); and Hewlett-Packard Company (available December 27, 2002). Therefore, these statements should be omitted, or revised in accordance with the Staff's view, pursuant to Rule 14a-8(i)(3).

Second, the statement that "[i]ndexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors" is false and it should be excluded pursuant to Rule 14a-8(i)(3). This statement is false in that it suggests that indexed stock options always are linked to an index composed of a company's primary competitors. While an indexed stock option could have its exercise price linked to a peer group index, it could also be tied to other types of indices, such as, interest rates or the consumer price index. In addition, the Staff has previously held that this identical sentence is false or misleading. See Tyco International Ltd. (available December 16, 2002); Hewlett-Packard Company (available December 27, 2002); and Halliburton Company (available January 31, 2001). In the No-Action Letters addressed to Tyco and Hewlett-Packard, the Staff directed the proponent to "indicate that the statement is referring to only one type of 'indexed stock options.'" See Tyco International Ltd. (available December 16, 2002); and Hewlett-Packard Company (available December 27, 2002). Therefore, this statement may be excluded from our Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Staff has previously found to be false or misleading and this statement continues to be false or misleading to our stockholders.

Finally, the last paragraph of the supporting statement makes an assertion composed of unsubstantiated opinions and lacking in citations, authority, or support. The Proposal states,

> In response to strong negative public and shareholder reaction to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the

> implementation of performance-based stock option plans such as that advocated in this reform.

This statement vaguely attributes certain reactions and support to various unidentified groups, persons or organizations. However, no citations or other documentation is provided for this statement that would allow the Company or our stockholders to evaluate its validity. The Proponent cites no support for the supposed presence of a "strong negative public and shareholder reaction." There is no factual support for the Proponent's opinion that there have been "excessive financial rewards provided executives," or even which "executives" to which the Proponent refers. There is no indication as to what "shareholder organizations," "executive compensation experts" and "companies" the Proponent refers to as supporting proposals similar to the Proponent's. There is also no evidence indicated by the Proponent that the number of supporters of this type of proposal is "growing," or that anyone supports the specific methodology "advocated by this reform." These vague and unsubstantiated references are misleading because they may improperly convince stockholders to lend support to this Proposal by making them believe that it is widely supported by a growing number of stockholder organizations, experts and companies, when, in fact, the Proposal provides no factual support for its claims. In addition, the Staff has previously held that this identical sentence is false or misleading. See Tyco International Ltd. (available December 16, 2002); and Hewlett-Packard Company (available December 27, 2002). In the No-Action Letters addressed to Tyco and Hewlett-Packard the Staff directed the proponent to "specifically identify the entities referenced... and provide factual support in the form of a citation to a specific source." Id. Therefore, this statement may be excluded from our Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proponent has included the exact statement that the Staff has previously found to be false or misleading and this statement continues to be false or misleading to our stockholders.

* * *

For the reasons set forth above, the Company respectfully requests the Staff to advise that it will not recommend enforcement action if the Proposal is omitted from our Proxy Materials. Should the Staff not agree with our conclusions or require any additional information in support or clarification of our position, please contact me prior to issuing your response. Your consideration is appreciated.

Very truly yours,

cc: United Brotherhood of Carpenters and Joiners of America
Jeremiah Thomas, Esq.

Exhibit A

United Brotherhood of Carpenters and Joiners of America's Proposal

Attached hereto as separate PDF attachment

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 212-270-2613]

November 21, 2002

Anthony J. Horan
Corporate Secretary
J.P. Morgan Chase & Company
270 Park Avenue, 39th Fl.
New York, NY 10017

Re: Shareholder Proposal

Dear Mr. Horan:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby submit the enclosed shareholder proposal ("Proposal") for inclusion in the J.P. Morgan Chase & Company ("Company") proxy statement to be circulated to Company shareholders in conjunction with the next annual meeting of shareholders. The Proposal relates to performance-based stock options. The Proposal is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission proxy regulations.

The Funds are the beneficial owner of approximately 44,000 shares of the Company's common stock that have been held continuously for more than a year prior to this date of submission. The Funds and other Carpenter pension funds are long-term holders of the Company's common stock. The Proposal is submitted in order to promote executive compensation policies that reward superior performance as measured versus the Company's peer group.

The Funds intend to hold the shares through the date of the Company's next annual meeting of shareholders. The record holder of the stock will provide the appropriate verification of the Funds' beneficial ownership by separate letter. Either the undersigned or a designated representative will present the Proposal for consideration at the annual meeting of shareholders.

If you have any questions or wish to discuss the Proposal, please contact our Corporate Governance Advisor, Edward J. Durkin, at (202) 546-6206 ext. 221. Copies of correspondence or a request for a "no-action" letter should likewise be forwarded to Mr. Durkin at United Brotherhood of Carpenters, Carpenters Corporate Governance Project, 101 Constitution Avenue, NW, Washington D.C. 20001 or faxed to 202-543-4871.

Sincerely,

Thomas J. Harrington

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin

Enclosure

Indexed Options Proposal

Resolved, that the shareholders of J.P. Morgan Chase & Company ("Company") request that the Board of Directors adopt an executive compensation policy that all future stock option grants to senior executives shall be performance-based. For the purposes of this resolution, a stock option is performance-based if the option exercise price is indexed or linked to an industry peer group stock performance index so that the options have value only to the extent that the Company's stock price performance exceeds the peer group performance level.

Statement of Support: As long-term shareholders of the Company, we support executive compensation policies and practices that provide challenging performance objectives and serve to motivate executives to achieve long-term corporate value maximization goals. While salaries and bonuses compensate management for short-term results, the grant of stock and stock options has become the primary vehicle for focusing management on achieving long-term results. Unfortunately, stock option grants can and do often provide levels of compensation well beyond those merited. It has become abundantly clear that stock option grants without specific performance-based targets often reward executives for stock price increases due solely to a general stock market rise, rather than to extraordinary company performance.

Indexed stock options are options whose exercise price moves with an appropriate peer group index composed of a company's primary competitors. The resolution requests that the Company's Board ensure that future senior executive stock option plans link the options exercise price to an industry performance index associated with a peer group of companies selected by the Board, such as those companies used in the Company's proxy statement to compare 5 year stock price performance.

Implementing an indexed stock option plan would mean that our Company's participating executives would receive payouts only if the Company's stock price performance was better then that of the peer group average. By tying the exercise price to a market index, indexed options reward participating executives for outperforming the competition. Indexed options would have value when our Company's stock price rises in excess of its peer group average or declines less than its peer group average stock price decline. By downwardly adjusting the exercise price of the option during a downturn in the industry, indexed options remove pressure to reprice stock options. In short, superior performance would be rewarded.

At present, stock options granted by the Company are not indexed to peer group performance standards. As long-term owners, we feel strongly that our Company would benefit from the implementation of a stock option program that rewarded superior long-term corporate performance. In response to strong negative public and shareholder reactions to the excessive financial rewards provided executives by non-performance based option plans, a growing number of shareholder organizations, executive compensation experts, and companies are supporting the implementation of performance-based stock option plans such as that advocated in this resolution. We urge your support for this important governance reform.

JPMorganChase

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary

March 4, 2003

RECEIVED
2003 MAR -5 PM 3:00
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(3)
United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

By notice dated January 8, 2003 the Commission was advised that J.P. Morgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by the United Brotherhood of Carpenters and Joiners of America (the Proponent) by letter dated November 21, 2002 (the Proposal). On February 26, 2003, the Proponent advised JPMC that they had withdrawn their Proposal.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

/Horan

cc: Thomas J. Harrington
Edward J. Durkin
Jeremiah Thomas, Esq.

J.P. Morgan Chase & Co. • Corporate Secretary • 270 Park Avenue, Floor 35, New York City, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

44748

JPMorganChase

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary

March 5, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(3), Massachusetts Carpenters Pension & Annuity Fund

Ladies and Gentlemen:

By letter on March 4, 2003 J.P. Morgan Chase & Co. (JPMC) informed you that we were withdrawing the no action request to omit a proposal submitted by the United Brotherhood of Carpenters and Joiners of America. Please be advised that the referenced proposal was submitted by Massachusetts Carpenters Pension & Annuity Fund and on February 26, 2003, the Massachusetts Carpenters Pension & Annuity Fund advised JPMC that they had withdrawn their proposal.

We therefore respectfully withdraw our request to omit the proposal.

Very truly yours,

Horan

J.P. Morgan Chase & Co. • Corporate Secretary • 270 Park Avenue, Floor 35, New York City, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

JPMorganChase

Anthony J. Horan
Corporate Secretary
Senior Vice President
Office of the Secretary

March 4, 2003

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re: Withdrawal of Request to Omit Stockholder Proposal Pursuant to Rule 14a-8(i)(3)
United Brotherhood of Carpenters and Joiners of America

Ladies and Gentlemen:

By notice dated January 8, 2003 the Commission was advised that J.P. Morgan Chase & Co. (JPMC) intended to omit from our notice of meeting, proxy statement and form of proxy for the 2003 Annual Meeting of Stockholders a proposal and supporting statement submitted to JPMC by the United Brotherhood of Carpenters and Joiners of America (the Proponent) by letter dated November 21, 2002 (the Proposal). On February 26, 2003, the Proponent advised JPMC that they had withdrawn their Proposal.

We therefore respectfully withdraw our request to omit the Proposal.

Very truly yours,

/ Horan

cc: Thomas J. Harrington
Edward J. Durkin
Jeremiah Thomas, Esq.

J.P. Morgan Chase & Co. • Corporate Secretary • 270 Park Avenue, Floor 35, New York City, NY 10017-2070
Telephone: 212 270 7122 • Facsimile: 212 270 4240
anthony.horan@chase.com

44748

Carpenters Benefit Funds

350 Fordham Road
Wilmington, MA 01887
www.carpentersfund.org
Phone 978-694-1000
Fax 978-657-9973

Thomas J. Harrington
Chairman

Harry R. Dow
Executive Director

[SENT VIA FACSIMILE 212-270-4240]

February 26, 2003

Anthony J. Horan
Corporate Secretary
J.P. Morgan Chase & Company
270 Park Avenue, 39th Fl.
New York, NY 10017

Re: Shareholder Proposal

Dear Mr. Horan:

On behalf of the Massachusetts Carpenters Pension & Annuity Funds ("Funds"), I hereby withdraw the performance-based options proposal submitted by the Funds to J.P. Morgan Chase & Company ("Company") on November 21, 2002. The positive and constructive dialogue on the issues of executive compensation and the Company's stock option program specifically has prompted the withdrawal. We look forward to continued communications on these important issues.

Sincerely,

Thomas J. Harrington
Fund Chairman

cc. Edward J. Durkin